Exhibit 99.1

Kedrion Biopharma and Kamada Receive FDA Approval of KEDRAB™ for Post-Exposure Prophylaxis Against Rabies Infection

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KEDRAB™ [rabies immune globulin (Human)], a plasma-derived human rabies immune globulin (HRIG), represents new entry into $100 million-plus U.S. rabies prevention market where only two other products exist.

•	Rabies, a serious public health concern, is one of world's oldest and most deadly diseases.

•	Approval of KEDRAB is based on positive data from a prospective, randomized, double-blind, non-inferiority Phase 2/3 study of 118 healthy subjects, conducted in the U.S.

•	Approval of KEDRAB is the second product of Kamada approved by the FDA.

•	Kedrion Biopharma is a world leading supplier of high-titer rabies plasma, the raw material used in the manufacture of human rabies immune globulin (HRIG).

Fort Lee, NJ/Rehovot, Israel – August 25, 2017 - Kedrion Biopharma and Kamada Ltd. (NASDAQ and TASE: KMDA), two leading human-derived protein therapeutics companies, today announced that KEDRAB™ [rabies immune globulin (Human)] has received U.S. Food and Drug Administration (FDA) approval for passive, transient post-exposure prophylaxis of rabies infection, when given immediately after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine. Rabies is a life-threatening condition that impacts approximately 40,000 people in the U.S. each year, representing an annual market opportunity of $100 million-plus. KEDRAB will launch in the U.S. in early 2018.

Prior to FDA approval of KEDRAB, U.S. healthcare professionals had only two human rabies immune globulin (HRIG) therapy options from which to choose to prevent the onset of rabies in someone who may have been exposed to the deadly virus. KEDRAB, a human plasma-derived immunoglobulin, is entering a rabies market that has experienced inconsistent supply in recent years.  (https://www.cdc.gov/rabies/resources/availability.html)

"The approval of KEDRAB by the FDA marks an exciting and important milestone in the evolution of Kedrion Biopharma as we continue to grow our U.S. business," said Paolo Marcucci, President and Chief Executive Officer of Kedrion. "The approval of KEDRAB represents the first product that Kedrion Biopharma has had a role in developing throughout its clinical development and through to commercialization in the U.S. Rabies is a deadly, but entirely preventable disease, and we are pleased to offer physicians another safe and effective option. As Kedrion Biopharma is one of the world's leading suppliers of high-titer rabies plasma, we are well-positioned to maximize the potential of this product, and we look forward to working with Kamada to launch KEDRAB in the U.S.

"This significant achievement for Kamada represents the second FDA approval for the Company," said Amir London, Kamada's Chief Executive Officer. "We are proud that our unique and advanced immune globulin purification technology was used in the development of KEDRAB, and look forward to a successful launch of the product with Kedrion Biopharma. The BLA approval may also serve as basis for registration in other countries. This treatment represents an annual market opportunity of over $100 million in the U.S., of which we expect to take a significant market share. Moreover, this has the potential to be a highly profitable product for our companies. Meaningful sales from KEDRAB are expected to ramp up in 2018, during its first full year of launch. Revenues from this product are not included in our guidance of reaching $100 million in total revenue in 2017."

Kamada has been selling the HRIG product since 2006 in numerous territories outside of the U.S. under the brand name KamRAB™. Kamada has sold more than 1.4 million vials of KamRAB to date, demonstrating significant clinical experience with the product. Under the clinical development and marketing agreement between Kedrion Biopharma and Kamada, upon receipt of FDA marketing approval, Kamada holds the license for KEDRAB, and Kedrion Biopharma has exclusive rights to commercialize the product in the U.S.

With the approval of KEDRAB, Kedrion Biopharma expands its portfolio of immune globulin products, which includes RhoGAM® and GAMMAKED™.

About KEDRAB™

KEDRAB [Rabies Immune Globulin (Human)] is a human rabies immunoglobulin (HRIG) indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection, when given promptly after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine.

Important Safety Information
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Patients who can document previous complete rabies pre-exposure prophylaxis or complete post-exposure prophylaxis should only receive a booster rabies vaccine without KEDRAB, because KEDRAB may interfere with the anamnestic response to the vaccine.

•	KEDRAB should not be injected into a blood vessel because of the risk of severe allergic or hypersensitivity reactions, including anaphylactic shock.

•	Patients with a history of prior systemic allergic reactions following administration of human immune globulin preparations should be monitored for hypersensitivity.

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KEDRAB contains a small quantity of IgA. Patients who are deficient in IgA have the potential to develop IgA antibodies and may have anaphylactic reactions following administration of blood components containing IgA.

•	Patients at increased risk of thrombosis or thrombotic complications should be monitored for at least 24 hours after KEDRAB administration.

•	Hemolysis may occur in patients receiving immune globulin products, particularly those who are determined to be at increased risk.

•	KEDRAB administration may interfere with the development of an immune response to live attenuated virus vaccines.

•	A transient rise of the various passively transferred antibodies in the patient's blood may result in misleading positive results of serologic tests after KEDRAB administration.

•	KEDRAB is derived from human plasma; therefore, the potential exists that KEDRAB administration may transmit infectious agents.

•	In clinical trials, the most common adverse reactions in subjects treated with KEDRAB were injection site pain, headache, muscle pain, and upper respiratory tract infection.

•	Please see KEDRAB Full Prescribing Information for complete prescribing details. [Full Prescribing Information will hyperlink to: www.KEDRAB.com/KEDRAB-prescribing-information.pdf

About the Phase II/III KEDRAB™ Clinical Study

The efficacy of KEDRAB administered concurrently with rabies vaccine was studied in a single-center, randomized, comparator HRIG-controlled clinical study. Study subjects were healthy adults 18 to 72 years of age who were without significant acute or chronic illness. A total of 118 subjects (59 per treatment group) received KEDRAB or comparator HRIG at a dose of 20 IU/kg intramuscularly on Day 0, and rabies vaccine on Days 0, 3, 7, 14 and 28. The mean age of study subjects was 45 years. The efficacy variable was rabies virus neutralizing antibody (RVNA) titer, as assessed by rapid fluorescent focus inhibition test (RFFIT), on Day 14. Efficacy analyses were performed on the As-Treated Population, which comprised the 116 study subjects who received KEDRAB or comparator HRIG and at least 3 of the 5 doses of rabies vaccine before Day 14.

About Rabies

Rabies is a preventable viral disease of mammals most often transmitted through the bite of a rabid animal. It is a serious, and nearly always fatal, infection. In the U.S., rabies in wild animals, especially raccoons, skunks, foxes and bats, accounts for most cases of rabies passed on to humans, pets, and other domestic animals. An acute, progressive viral encephalomyelitis, rabies carries the highest case fatality rate of any conventional etiological agent. Rabies is one of the oldest described infectious diseases, known for over 5,000 years.

About Kedrion Biopharma

Kedrion Biopharma is an international company that collects and fractionates blood plasma to produce and distribute plasma-derived therapeutic products for use in treating and preventing serious diseases, disorders and conditions such as hemophilia, primary immune system deficiencies and Rh-sensitization. Kedrion Biopharma Inc., the U.S. subsidiary of Kedrion Biopharma, is headquartered in Fort Lee, New Jersey. Kedrion Biopharma launched U.S. operations in 2011, but the company's international roots stretch back several decades in the production of blood and plasma-derived products. Kedrion Biopharma places a high value on the welfare of those who benefit from its products, as well as on the people and the communities it serves. Additional information about Kedrion Biopharma can be found at www.kedrion.com and www.kedrion.us.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta (formerly Baxter International Inc.'s BioScience business and now part of Shire plc) and in other counties through local distributors.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which Kamada completed a pivotal Phase 2/3 clinical trial in Europe.  Kamada has also completed its Phase 2 clinical trial in the U.S. for the treatment of AAT deficiency with Inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, sales volume, timing and results of clinical trials and EMA and U.S. FDA authorizations. Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD and Rabies markets or other markets in which Kamada operates or intends to operate, or further regulatory delays. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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Media Contacts
Kedrion Biopharma Inc.	Kamada
Forrest McCaleb Director, Global Communications - U.S. Kedrion Biopharma 201-582-8143 f.mccaleb@kedrion.com	Gil Efron Chief Financial Officer ir@kamada.com
Sheila A. Burke Method Health Communications d/b/a Health Biz Write Now, LLC 484-667-6330 HealthBizWriteNow@gmail.com	Bob Yedid LifeSci Advisors bob@lifesciadvisors.com 646-597-6989

References on file.